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                                  July 21, 1999

Via EDGAR and facsimile

Securities and Exchange Commission
450 Fifth Street N.W.
Judiciary Plaza

Washington, D.C. 20549

     Re: FORM R-W
         WebValley, Inc.
         Registration Statement on Form S-1 filed on April 8, 1999 File No.: 333-75943

Dear Ladies/Gentlemen:

     WebValley, Inc. (the "Company") hereby requests, in accordance with Rule 477 of Regulation C promulgated under the Securities and Exchange Act of 1933, as amended, that the Commission permit the Company to withdraw its Registration Statement on Form S-1 filed with the Commission on April 8, 1999 (File No. 333-75943).

     The Company has decided that it no longer desires to become a public company at this time or in the foreseeable future.

     We appreciate the Staff's prompt attention to this request. If any member of the Staff has any questions concerning this request please contact the Company's counsel, Jeffrey C. Anderson at (612) 343-3958 or Jennifer C. Debrow at (612) 335-7861.

                                       Sincerely,

                                       WEBVALLEY, INC.

                                                /s/ Satya P. Garg
                                       -----------------------------------
                                       Satya P. Garg
                                       President and Chief Executive Officer

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